November 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Pam Howell

Re:	TMT Acquisition Corp
Form S-1
Filed September 29, 2021
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated October 27, 2021, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on September 29, 2021.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form S-1

Cover Page

1.	Please revise your disclosure to make clear whether the risks you reference on the prospectus cover page related to China could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the disclosure regarding the referenced risks related to China on the prospectus cover page included in the Amended S-1 has been revised to state that such risks could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors. In addition, on the cover page included in the Amended S-1, the disclosure has been further revised to address how recent statements and regulatory actions by China’s government has or may impact the Company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Corresponding revisions to the prospectus summary included in the Amended S-1 have also been made related to such risks.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

November 15, 2021

Prospectus Summary, page 1

2.	Discuss how the VIE type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership. Disclose in greater detail the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comment, the Company has disclosed in the prospectus summary included in the Amended S-1 that it will not select, as a target business, a company that uses or may use a VIE structure to conduct China-based operations.

3.	In your summary of risk factors, when disclosing the risks that being based in or acquiring a company whose corporate structure or whose operations are in China poses to investors, please include cross-references to the more detailed discussion of these risks in the prospectus. Additionally, in the summary risk factor related to uncertainties regarding enforcement of laws and changes in laws, please clarify that the changes could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, cross-references to the more detailed discussion of such risks in the prospectus included in the Amended S-1 have been included in the summary of risk factors on page 28 of the prospectus. In addition, in the summary risk factor related to uncertainties regarding enforcement of laws and changes in laws, the Company has revised the disclosure on page 28 of the prospectus included in the Amended S-1 to clarify that the changes could result in a material change in its operations and/or the value of its ordinary shares and stated that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

November 15, 2021

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. If you believe permissions are not required, please address the consequences to you if government approvals are later found to have been required, or if the necessary permissions are obtained but later rescinded.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the prospectus included in the Amended S-1 to state that if the Company were to pursue or consummate an initial business combination with a company doing business in the PRC, it would currently not be required to obtain approval from Chinese authorities to issue securities to foreign investors or list on U.S exchanges. However, if the Company or the target business were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, the Company may not be able to continue listing on U.S. exchanges nor continue to offer securities to investors, which could materially affect the interest of the investors and cause significant depreciation of the price of the Company’s securities. The revised disclosure further states that although the Company is currently not required to obtain permission from any of the PRC federal or local governments and have not received any denial to list on the U.S. exchange, the Company’s ability to operate in China, which includes the process of searching for a target business, and its post-combination operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the Company’s business or industry.

5.	Describe any restrictions on foreign exchange and your ability to transfer cash between entities and across borders that may apply after a business combination with a company based in China. Provide on the cover page a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China and whether any cash transfers have been made to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the prospectus to further describe the restrictions on foreign exchange and the Company’s ability to transfer cash between entities and across borders that may apply after a business combination with a company based in China. In addition, we have disclosed on the cover page of the prospectus how cash will be transferred through the post-combination organization if the Company acquires a company based in China and that no cash transfers have been made to date.

6.	Disclose in the summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Please also disclose the pending legislation that seeks to shorten the period of time that an auditor has not been subject to inspection by the Public Company Accounting Oversight Board from three consecutive years to two before trading in the issuer’s securities is prohibited.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

November 15, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the prospectus included in the Amended S-1 to disclose that trading in its securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company it may target for an initial business combination, and that, as a result, an exchange may determine to delist the Company’s securities, and to include disclosure regarding the pending Accelerating Holding Foreign Companies Accountable Act legislation.

Risk Factors, page 29

7.	Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the prospectus included in the Amended S-1 to acknowledge the risk that any such action could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,
THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com